Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

June 30,
2011
(in € m.)
Debt (1), (2):
Long-term debt	159,866
Trust preferred securities	11,662
Long-term debt at fair value through profit or loss	15,441

Total debt	186,969

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,704
Retained earnings	28,600
Common shares in treasury, at cost	(777)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income, net of tax	(3,852)
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(102)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(174)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	12
Foreign currency translation, net of tax	(3,548)
Unrealized net gains from equity method investments	(40)

Total shareholders’ equity	50,055

Noncontrolling interest	1,623

Total equity	51,678

Total capitalization	238,647

[1]	€1,690 million (1%) of our debt was guaranteed as of June 30, 2011. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€8,112 million (4%) of our debt was secured as of June 30, 2011.